Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”) Suite 2300 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 17, 2012

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on April 17, 2012, and both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On April 17, 2012 NovaGold announced the NovaGold is on schedule with the NovaCopper spin-out.

Item 5.	5.1 - Full Description of Material Change

On April 17, 2012 NovaGold announced that it will be implementing the previously approved spin-off of NovaCopper Inc. ("NovaCopper”) on schedule and as planned Monday, April 30, 2012 to NovaGold shareholders of record as of the close of business on Friday, April 27, 2012 (the “Record Date”).

NovaGold shareholders overwhelmingly voted in favor of the special resolution on March 28, 2012, approving the announced spin-out of NovaCopper, a wholly- owned subsidiary of NovaGold, at a ratio of one NovaCopper share for every six NovaGold shares. Therefore, no action is required by NovaGold shareholders in order to receive shares of NovaCopper, and NovaGold shareholders will retain their NovaGold share certificates. Shareholders entitled to receive NovaCopper shares will receive a book-entry account statement or share certificate reflecting their ownership of NovaCopper shares, or their brokerage account will be credited with the shares.

NovaGold expects that a "when-issued" public trading market for NovaCopper common shares will commence on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC (“NYSE-AMEX”) on or after April 25, 2012 under the symbols NCQ and NCQ WI, respectively, and will continue through to the date that NovaCopper Shares are distributed (the “Distribution Date”), which will take place during the day on April 30, 2012. NovaGold also anticipates that "regular way" trading of NovaCopper common shares under the symbol NCQ will begin on May 1, 2012, being the first trading day following the Distribution Date.

Beginning on or after April 25, 2012, and through the Distribution Date, it is expected that there will be two ways to trade NovaGold common shares — either with or without the right to receive shares of NovaCopper. Shareholders who sell their shares of NovaGold in the "regular-way" market (that is, the normal trading market on the TSX or NYSE-AMEX under the symbol NG) on or after April 25, 2012 and on or prior to the Distribution Date will be selling their right to receive shares of NovaCopper in connection with the distribution. It is anticipated that shares of NovaGold will also trade ex-distribution (that is, will not have the right to receive shares of NovaCopper) during that same period under the symbols NG.W on the TSX or NG WI on NYSE-AMEX.

Investors are encouraged to consult with their financial advisors regarding the specific implications of buying or selling shares of NovaGold or NovaCopper on or before the Distribution Date.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders Telephone: (604) 669-6227 Fax: (604) 669-6272

Item 9.	Date of Report

April 27, 2012